Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Home BancShares, Inc.

Conway, Arkansas

We consent to the incorporation by reference in the registration statement of Home BancShares, Inc. on Form S-3 (File No. 333-            ) of our report dated March 5, 2012, on our audits of the consolidated financial statements and financial statement schedule of Home BancShares, Inc. as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009, which report is included in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 5, 2012, on our audit of the internal control over financial reporting of Home BancShares, Inc. as of December 31, 2011, which report is included in the Annual Report on Form 10-K. We also consent to the references to our firm under the caption “Experts”.

/s/ BKD, LLP

Little Rock, Arkansas

December 7, 2012